[Avanir Letterhead]
May 10, 2006

Sent via Facsimile (202-772-9217)
And via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. — Mail Stop 6010
Washington, D.C. 20549
Attn: Ms.Tabatha Atkins

Re:	Avanir Pharmaceuticals (File No. 001-15803) Form 10-K for the Fiscal Year Ended September 30, 2005 Staff Comment Letter Dated April 19, 2006
Dear Ms. Atkins:
     We are writing with regard to the above-referenced comment letter from the Staff of the Securities and Exchange Commission (the “Letter”) and to follow up on our letter to you dated May 2, 2006. Because of recent events at the Company reported in our Current Report on Form 8-K filed on May 8, 2006 and the priority we needed to give to the filing of our Form 10-Q for the Quarterly Period Ended March 31, 2006, which we filed earlier today, we wish to inform you that we will be delayed in submitting our response to the Letter. We expect to file the Letter no later than May 12, 2006.
     If you have any questions or concerns regarding the timing of our response to the Letter, please call me at (858) 622-5201. Thank you for your assistance.

Sincerely,
/s/ Gregory P. Hanson

Gregory P. Hanson, CMA Vice President and Chief Financial Officer

cc:	Stephen G. Austin, Audit Committee Chairman Stephen C. Ferruolo